FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 5

to

ANNUAL REPORT

of

FEDERATIVE

REPUBLIC OF BRAZIL

(Name of Registrant)

Date of end of last fiscal year: December 31, 2002

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission

Roberto Abdenur

Ambassador of Brazil

Embassy of Brazil

3006 Massachusetts Avenue, N.W.

Washington, D.C. 20008

*	The Registrant is filing this annual report on a voluntary basis.

EXPLANATORY NOTE

The sole purpose of this Amendment is to file with the Commission (i) Amendment No. 3 to the Fiscal Agency Agreement dated as of November 1, 1996, as amended, between the Federative Republic of Brazil and JPMorgan Chase Bank, as Fiscal Agent, included as Exhibit P hereof, (ii) the recent developments in the Republic as of June 21, 2004, included as Exhibit Q hereof, and (iii) the legal opinions included as Exhibits R and S hereof in accordance with the Registrant’s undertaking in the Registration Statement to furnish copies of such legal opinions as may be required (including the opinion of the Procuradoria–Geral da Fazenda Nacional) in connection with any issue of securities under the Registration Statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Brasília, Brazil on the 28th day of June, 2004.

FEDERATIVE REPUBLIC OF BRAZIL

By:	/s/ Sônia de Almendra Freitas Portella Nunes
Sônia de Almendra Freitas Portella Nunes
Procuradora da Fazenda Nacional

EXHIBIT INDEX

Exhibit No.		Page No.

A:	None
B:	None
*C:	Copy of the 2003 Annual Budget of the Republic
*D:	Current Description of the Republic
*E:	Recent Developments in the Republic as of September 11, 2003
*F:	Opinion dated September 17, 2003 of Arnold & Porter relating to $750,000,000 aggregate principal amount of 10% U.S. Dollar-Denominated Global Bonds due 2011
*G:	Opinion dated September 17, 2003 of a duly authorized Deputy Attorney General of the National Treasury of the Republic relating to $750,000,000 aggregate principal amount of 10% U.S. Dollar-Denominated Global Bonds due 2011
*H:	Recent Developments in the Republic as of October 15, 2003
*I:	Opinion dated October 22, 2003 of Arnold & Porter relating to $1,500,000,000 aggregate principal amount of 9.25% Global Bonds due October 22, 2010
*J:	Opinion dated October 22, 2003 of the Attorney General of the National Treasury of the Republic relating to $1,500,000,000 aggregate principal amount of 9.25% Global Bonds due October 22, 2010
*K:	Recent Developments in the Republic as of January 12, 2004
*L:	Opinion dated January 20, 2004 of Arnold & Porter relating to $1,500,000,000 aggregate principal amount of 8.25% Global Bonds due 2034
*M:	Opinion dated January 20, 2004 of the Attorney General of the National Treasury of the Republic relating to $1,500,000,000 aggregate principal amount of 8.25% Global Bonds due 2034
*N:	Amendment No. 2 to the Fiscal Agency Agreement dated as of November 1, 1996, as amended, between the Federative Republic of Brazil and JPMorgan Chase Bank, as Fiscal Agent
*O:	Recent Developments in the Republic as of March 30, 2004
P:	Amendment No. 3 to the Fiscal Agency Agreement dated as of November 1, 1996, as amended, between the Federative Republic of Brazil and JPMorgan Chase Bank, as Fiscal Agent
Q:	Recent Developments in the Republic as of June 21, 2004
R:	Opinion dated June 28, 2004 of Arnold & Porter LLP relating to $750,000,000 aggregate principal amount of Floating Rate Notes due 2009
S:	Opinion dated June 28, 2004 of the Deputy Attorney General of the National Treasury of the Republic relating to $750,000,000 aggregate principal amount of Floating Rate Notes due 2009

*	Previously filed.